SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005.

THE TORONTO-DOMINION BANK
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K
SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: March 23, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
WEDNESDAY, MARCH 23, 2005 — 9:30 A.M. EASTERN STANDARD TIME
OTTAWA, ONTARIO

VOTING RESULTS:

This report on the voting results of the 149th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.td.com/investor/2004/proxy_2004.pdf).

The Directors of the Bank recommended that Shareholders vote FOR the matters 1 and 2 below:

1.     Election of Directors

	For (%)	Withheld (%)		For (%)	Withheld (%)
William E. Bennett	99.9	0.1	Pierre H. Lessard	99.9	0,1
Hugh J. Bolton	99.9	0.1	Harold H. MacKay	99.9	0.1
John L. Bragg	98.3	1.7	Brian F. MacNeill	99.8	0.2
W. Edmund Clark	99.9	0.1	Roger Phillips	99.9	0.1
Marshall A. Cohen	99.8	0.2	Wilbur J. Prezzano	99.8	0.2
Wendy K. Dobson	99.9	0.1	William J. Ryan	99.1	0.9
Darren Entwistle	94.5	5.5	Helen K. Sinclair	98.9	1.1
Donna M. Hayes	99.9	0.1	John M. Thompson	99.9	0.1
Henry H. Ketcham	99.9	0.1

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank for the ensuing year or until their successors are elected or appointed.

2. Appointment of Auditors named in the Management Proxy Circular	For (%)	Withheld (%)
	98.3	1.7

The auditors listed in the Management Proxy Circular were appointed as auditors of The Toronto-Dominion Bank for the ensuing year or until their successors are appointed.

The Directors of the Bank recommended that Shareholders vote AGAINST matters 3-9 below:

3. Shareholder Proposal A	For (%)	Against (%)
It is proposed that the Bank proceed with the closure of its subsidiary or subsidiaries in tax havens.	1.1	98.9

4. Shareholder Proposal B	For (%)	Against (%)
It is proposed that the Board of Directors of the Bank establish a salary ceiling for the senior officers of the Bank and of its subsidiaries, including all forms of remuneration and benefits.	7.6	92.4
5. Shareholder Proposal C	For (%)	Against (%)
It is proposed that The Toronto-Dominion Bank limit the term of an independent director sitting on the Board of Directors, to a maximum of ten years.	4.8	95.2
6. Shareholder Proposal D	For (%)	Against (%)
It is proposed that The Toronto-Dominion Bank implement cumulative voting for the election of board members, therefore giving minority shareholders a much more active role in the appointment of directors.	4.5	95.5
7. Shareholder Proposal E	For (%)	Against (%)
It is proposed that The Toronto-Dominion Bank replace the stock option plan for executives with a restricted share program, the shares of which must be retained for at least two years.	8.0	92.0
8. Shareholder Proposal F	For (%)	Against (%)
Candidates for Director must receive at least 75% support.	1.2	98.8
9. Shareholder Proposal G	For (%)	Against (%)
Directors who change occupation shall step down.	1.0	99.0

Anyone wishing additional information on the vote results may contact Shareholder Relations at (416) 944-6367 or toll-free at (866) 756-8936 or by Email at tdshinfo@td.com.